Exhibit 12.1
Apple Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Years ended
	September 24, 2016	September 26, 2015	September 27, 2014	September 28, 2013	September 29, 2012
Earnings:
Earnings before provision for income taxes	$61,372	$72,515	$53,483	$50,155	$55,763
Add: Fixed Charges	1,644	892	527	265	98
Total Earnings	$63,016	$73,407	$54,010	$50,420	$55,861

Fixed Charges (1):
Interest Expense	$1,456	$733	$384	$136	$—
Interest component of rental expense	188	159	143	129	98
Total Fixed Charges	$1,644	$892	$527	$265	$98

Ratio of Earnings to Fixed Charges (2)	38	82	102	190	570

(1)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.

(2)	The ratio of earnings to fixed charges is computed by dividing Total Earnings by Total Fixed Charges.